SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE
THOMASVILLE, GEORGIA 31757

Page(s)
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2004	5
Notes to Financial Statements	6-9
Supplemental Schedule
Schedule I: Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) At December 31, 2004	10

Signatures	11
Exhibit Index	12
Exhibit 23. Consent of PricewaterhouseCoopers LLP
EX-23 CONSENT OF PRICEWATERHOUSECOOPERS LLP

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Flowers Foods, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Flowers Foods, Inc. 401(k) Retirement Savings Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 28, 2005

Flowers Foods, Inc.
401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits
As of December 31, 2004 and 2003

	December 31,
	2004	2003
Assets
Investments, at fair value
Money market fund	$7,312,336	$6,413,556
Mutual funds	57,287,726	47,373,805
Flowers Foods, Inc. common stock	13,861,986	10,946,588
Notes receivable from participants	3,125,527	2,401,637

	81,587,575	67,135,586

Cash	2,463	58

Contribution receivables
Employer	86,756	113,992
Employee	140,485	137,324

	227,241	251,316

Net assets available for benefits	$81,817,279	$67,386,960

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2004

Additions to net assets attributed to
Investment income:
Interest	$166,805
Dividends	2,071,863
Net appreciation in fair value of investments	6,630,351

8,869,019
Contributions:
Employer	5,088,980
Employee	7,071,789
Rollovers	421,267

Total additions	21,451,055

Deductions from net assets attributed to
Benefit payments	(7,020,064)
Other	(672)

Total deductions	(7,020,736)

Net increase in net assets	14,430,319
Net assets available for benefits at beginning of year	67,386,960

Net assets available for benefits at end of year	$81,817,279

     The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective April 1, 1995, Flowers Industries, Inc. and subsidiaries established the Plan. The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On March 26, 2001, Flowers Industries, Inc. (“FII”) shareholders approved a transaction that resulted in the spin-off of the Company and the merger of FII with a wholly owned subsidiary of the Kellogg Company (“Kellogg”). In the transaction, FII transferred the stock of its two wholly owned subsidiaries, Flowers Bakeries, Inc. (“Flowers Bakeries”) and Mrs. Smith’s Bakeries, Inc. (“Mrs. Smith’s Bakeries”), and all other assets and liabilities directly held by FII (except for its majority interest in Keebler Foods Company (“Keebler”) and certain debt, other liabilities and transaction costs) to the Company. The Company distributed all of its outstanding shares of common stock to existing shareholders such that the Company’s shareholders received one share of the Company’s stock for every five shares of FII’s stock they owned. Additionally, each shareholder received $12.50 for every share of FII’s stock they owned. On March 26, 2001, the Plan owned 210,006 shares of common stock, which was replaced by approximately 43,801 shares of the Company’s common stock. FII, which consisted solely of its majority interest in Keebler and the aforementioned liabilities, was simultaneously merged with a wholly owned subsidiary of Kellogg.

On March 26, 2001, Flowers Foods, Inc. assumed the Plan and became the Plan’s sponsor as a result of the transaction described above. Additionally, the Plan’s name changed from Flowers Industries, Inc. 401(k) Retirement Savings Plan to Flowers Foods, Inc. 401(k) Retirement Savings Plan.

The plan administrator and trustee is Putnam Investments (see note 9).

Eligibility for Participation

Employees are identified as eligible or ineligible to participate in the Plan depending on the length of the employee’s employment with the Company. Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period. Upon attaining eligibility status, participation in the Plan is voluntary.

Contributions

Allowable employee contributions are 100 percent of the participant’s available pay, up to the IRS maximum amounts.

The Company provides matching contributions which generally are equal to 25-50% of the participant’s elective contributions and provides basic contributions for eligible employees of the company at specified locations as described within the plan documents. Basic contribution amounts are typically 2% of an employee’s compensation. Contribution percentages vary based on the Flowers Foods, Inc. subsidiary for which an employee works.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on each participant’s account balance.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the company match on elective contributions is three years of service. Basic contributions made by the Company for all eligible employees vest after five years of service. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

Distribution of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Common stock is stated at year-end quoted market prices. Mutual funds are stated at the reported net asset value. Participant loans are stated at cost which approximates fair value. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost, which approximates fair value.

Purchases and sales of investments including gains or losses are recorded on a trade date basis. Interest and dividend income is recorded when earned.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings (see Note 6).

Distributions

Distributions to participants are recorded when paid.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following table presents the Plan’s investments:

	December 31,
	2004	2003
Investments at Fair Value
Money market fund
Putnam Stable Value Fund, 7,312,336 and 6,413,556 shares, respectively	$7,312,336	$6,413,556
Mutual funds
Dodge & Cox Stock Fund 186,157 and 173,901 shares, respectively	24,241,402	19,786,435
Putnam Voyager Fund 927,121 and 880,001 shares, respectively	15,399,477	13,948,020
Pimco Total Return Fund 1,108,235 and 1,040,022 shares, respectively	11,824,869	11,138,640
George Putnam Fund of Boston 117,800 and 48,584 shares, respectively	2,127,477	824,960
Putnam S&P Index Fund 62,989 and 32,656 shares, respectively	1,935,643	907,182
American Europacific Growth Fund 49,365 and 25,441 shares, respectively	1,758,858	768,568
Participant notes receivable	3,125,527	2,401,637
Flowers Foods, Inc. common stock 438,948 and 424,286 shares, respectively	13,861,986	10,946,588

	$81,587,575	$67,135,586

At December 31, 2004, the following investments represented five percent or more of the Plan’s net assets: Putnam Stable Value Fund, Pimco Total Return Fund, Dodge & Cox Stock Fund, Putnam Voyager Fund and Flowers Foods, Inc. common stock.

Net appreciation in the fair value of investments for the year ended December 31, 2004 was as follows:

Flowers Foods, Inc. common stock	$2,528,898
Mutual funds	4,101,453

Total	$6,630,351

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

4.	Related Party Transactions

At December 31, 2004 and 2003, the Plan holds 438,948 and 424,286 shares of Flowers Foods, Inc. common stock with a market value of $13,861,986 and $10,946,588, respectively.

5.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

6.	Forfeitures

Company contributions forfeited by persons whose employment with the Company terminated prior to vesting are $452,449 and $969,121 for the years ending December 31, 2004 and 2003, respectively. Forfeited contributions are used to reduce future Company contributions. Unapplied forfeitures were $166,751 and $59,170 at December 31, 2004 and 2003, respectively.

7.	Income Tax Status

The Internal Revenue Service issued a determination letter dated August 27, 2003, which indicates that the Plan is designed in accordance with the requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.	Party-in-Interest Transactions

Certain Plan investments are shares of money market funds or mutual funds managed by Putnam Investments and are shares of Flowers Foods, Inc. common stock. Putnam Investments is the trustee as defined by the Plan and Flowers Foods, Inc. is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9.	Risks and Uncertainties

The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.	Subsequent Events

Effective January 1, 2005, Putnam Fiduciary Trust Company (“PFTC”) assigned to Mercer HR Outsourcing, Putnam’s sister company, all the rights, powers and duties of PFTC under all contracts currently in effect that relate to recordkeeping and administrative services provided by PFTC to the Plan.

Effective January 1, 2005, PFTC resigned as trustee and custodian of the assets of the Plan. Upon this resignation, the Company appointed Mercer Trust as successor trustee and custodian of the Plan. This appointment constitutes the Company’s direction to PFTC to transfer to Mercer Trust all right, title and interest in assets of the Plan held by PFTC.

Schedule I

Flowers Foods, Inc.
401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004 (EIN No. 58-2582379/Plan Number 004)

(a) Party in	(b) Identity of	(c) Description of		(e) Current
Interest	Issue	Investment	(d) Cost **	Value
*	Putnam Stable Value Fund	Cash equivalent		$7,312,336
	Dodge & Cox Stock Fund	Mutual Fund		24,241,402
*	Putnam Voyager Fund	Mutual Fund		15,399,477
	Pimco Total Return Fund	Mutual Fund		11,824,869
*	The George Putnam Fund of Boston	Mutual Fund		2,127,477
	S & P 500 Index Fund	Mutual Fund		1,935,643
	American Europacific Growth Fund	Mutual Fund		1,758,858
	Notes receivable from participants	Notes, with interest rates between 6.0% and 11.5%		3,125,527
*	Flowers Foods, Inc.	Common Stock		13,861,986

				$81,587,575

*	Parties-in-Interest.
**	Cost information not required for participant directed accounts.

See Accompanying Report of Registered Public Accounting Firm

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 29, 2005	By:	/s/ Donald A. Thriffiley, Jr.

Donald A. Thriffiley, Jr.
Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP